CONSENT OF TONY LIPIEC

I consent to the inclusion in this registration statement on Form 40-F of NovaCopper Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012 (the “Technical Report”).

DATED:	March 1, 2012

/s/ Tony Lipiec
Name: Tony Lipiec